GuideStone Funds

2401 Cedar Springs Road

Dallas, TX 75201-1498

July 8, 2009

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attn:	Christina DiAngelo

Re: GuideStone Funds

GuideStone Funds Sarbanes-Oxley 2008 Annual Report review

Ladies and Gentlemen:

In connection with the filing of our responses to the Securities and Exchange Commission’s (“Commission”) comments from its Sarbanes-Oxley 2008 Annual Report review, GuideStone Funds (“Registrant”) acknowledges that:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Patricia A. Weiland
Patricia A. Weiland
Vice President—Fund Operations and Sales

GuideStone Funds Sarbanes-Oxley 2008 Annual Report Review

SEC Comment #1

Form N-CSR Section 2—Attach code of ethics to make reference to where to find it.

Response: We will include this with the next filing.

SEC Comment #2

Form N-CSR Section 4e2—Our response on this question was 100%. The SEC usually sees a response of 0% as wording of question is confusing as to the % of preapproval.

Response: We will answer with 0% in the next filing.

SEC Comment #3

Form NPX—Include the name of all funds (including bond funds) with a narrative and a statement that “this fund held no securities that had a proxy vote”.

Response: In the past we have not included Funds in the report where no votes had been cast. At the SEC’s request, we can begin including all Funds regardless of if votes were cast or not.

SEC Comment #4

Form NSAR Exhibit9977c—Disclose results of votes at shareholder meetings.

Response: We do not need this included since GuideStone Financial Resources is and always will be the majority shareholder of the funds.

SEC Comment #5

Annual Report page 11—FINRA Rule 22-10 requires total fund operating expenses be reported gross and to match the most recent prospectus. Additionally, the SEC suggests a note that more current information can be found in the Financial Highlights.

Response: FINRA Rule 2210 states that when performance data is presented in sales material, the expense ratio, gross of any fee waivers or expense reimbursements, must be disclosed. In comparing the Annual Report with the August 5, 2008 prospectus, it appears that only “Total Fund operating expenses” were disclosed on page 11 of the report. “Acquired Fund fees and expenses” were not included. As an example, for the MyDestination2005 Fund, the Annual Report showed 0.43% as the total fund operating expenses. This number does not include the acquired fund expenses of 0.72%. It appears that the Annual Report should have shown total fund operating expense of 1.15%. We will begin this practice with the 2009 Annual Report, and this correction will be made for all “fund of funds.”

SEC Comment #6

Annual Report page 11—Can we include the percentage of each benchmark that makes up composite held in ** note?

Response: We will begin this practice with the 2009 Annual Report.

SEC Comment #7

Annual Report page 51—For the graphs on the Allocation Fund I funds, we use $10,000 as a hypothetical investment. Why do we not use a minimum instead?

Response: There are two different types of investors in these funds. For institutional investors, there is a minimum of $100,000. However, there are several of our defined benefit plans clients that have large enough balances in total as to qualify their individuals to invest in these funds. Therefore, $10,000 seems to be the preferred amount to provide consistency with the presentation for other funds.

SEC Comment #8

Annual Report page 85, for example—Suggestion to provide more comprehensive write-up in the performance section for each fund. This should cover the entire annual time period and include the fund performance, performance vs. benchmarks, and why individual managers outperformed or underperformed benchmarks.

Response: We will consider this suggestion for future filings.

SEC Comment #9

Annual Report page 182-183—For the Real Estates Securities Fund and the Small Cap Equity Fund, were these Funds in compliance with Section 19a of the Investment Company Act of 1940 for the return of capital distributions? Specifically, was a notice sent to shareholders as required and does our website indicate that these distributions were for return of capital?

Response: A notice was not sent to our retail shareholders nor was information posted on our website regarding the return of capital for the Real Estate Securities Fund or the Small Cap Equity Fund. We will begin this practice and will send notices to shareholders and post the information to our website for each year any of the Funds experience a return of capital.

SEC Comment #10

Annual Report Schedule of Investments for Fund of Funds—Article 12-14 of Regulation FX gives guidance on what information should be provided in the Schedule of Investments for Fund of Funds. The SEC forwarded an example for AIM’s Independent Funds.

Response: We will consider this suggestion for future filings.

SEC Comment #11

Annual Report page 175—Provide notes throughout report referencing readers to the legend and its location in the report.

Response: We will begin this practice with the 2009 Annual Report.

SEC Comment #12

Annual Report page 102, as example—Swap Agreement Disclosures—Is there any way to aggregate counterparty exposure with the various swap agreements? Preferably, this would be done in the funds schedule of investments, but in a footnote would be okay as well.

Response: We will consider this suggestion for future filings.

SEC Comment #13

Annual Report page 184—In the Financial Highlights, review the “Ratios to Average Net Assets” ratios that are currently included. The SEC wants a gross/gross ratio included here.

Response: We will consider this suggestion for future filings and will discuss this with our auditors.

SEC Comment #14

Annual Report Notes to Financials—Foreign Currency Translation—look at Chapter 7, Section 98 of the Audit Guide for guidance on treatment of foreign currency translation in the notes.

Response: We will consider this suggestion for future filings.

SEC Comment #15

Annual Report Notes to Financials—Foreign Currency Capital Gains Taxes—noted a parenthetical reference to this in the financials, but nothing exists in the notes to further describe.

Response: We will consider this suggestion for future filings.

SEC Comment #16

Annual Report Page 202—For footnote 3c Expense Limitations, consider disclosing amounts subject to possible reimbursement by expiration date.

Response: We will begin this practice with the 2009 Annual Report.

SEC Comment #17

Annual Report Page 213 – Roll-forward of Written Options—the examiner could not link ending amounts in the roll-forward to the Schedule of Investments for the Medium-Duration Bond Fund.

Response: The two put swaptions (3-month LIBOR, Strike Price $2.75, Expires 05/22/09 450 Contracts for each) reflected in the Schedule of Investments for the Medium-Duration Bond Fund were not reported correctly in the Options Written footnote. The “Premiums Received” of $5,614,864 is correct, however, the “Number of Contracts” should be 902 instead of 2 and the “Notional Amount” should be $64,200,000 instead of $73,200,000.